102 Duffy Avenue, Hicksville, NY 11801

Tel: (516) 683-4570 • Fax: (516) 683-8344 • E-mail: Patrick.Quinn@myNYCB.com

R. PATRICK QUINN, ESQ.

Senior Executive Vice President, General Counsel

and Corporate Secretary

September 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	New York Community Bancorp, Inc.

Request for Withdrawal of Registration Statement on Form S-1

(File No. 333-255259)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) authorize the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-255259) (the “Registration Statement”). The Registration Statement was originally filed with the Commission on April 15, 2021. The Registrant is requesting the withdrawal of the Registration Statement because the Registrant has determined not to proceed with the proposed offering covered by the Registration Statement. No securities have been sold or will be sold pursuant to the Registration Statement.

We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission. If you have any questions regarding this request, please contact Edward G. Olifer of Kilpatrick Townsend & Stockton LLP, legal counsel for the Registrant, at 202.508.5852.

Sincerely,

NEW YORK COMMUNITY BANCORP, INC.

By:	/s/ R. Patrick Quinn, Esq.
R. Patrick Quinn, Esq.
Senior Vice President, General Counsel and Corporate Secretary

cc:	Edward G. Olifer, Kilpatrick Townsend & Stockton LLP